EXHIBIT 77Q1(b)

COPY OF TEXT DESCRIBED IN SUB-ITEM 77D




Resolution 1

WHEREAS, the Mid-Cap Growth Portfolio's manager currently focuses on companies with established records or future prospects of growth in sales or earnings and companies with new products, services or processes that the manager believes offer above-average growth potential; and

WHEREAS, Van Kampen desires that the Portfolio's investment practice be changed to allow the manager to invest in companies that it believes exhibit some or all of the following characteristics: (i) significant growth prospects, (ii) accelerating returns on invested capital, (iii) sustainable competitive advantages, and (iv) experienced and incentivized management teams; therefore it is

RESOLVED, that effective October 22, 2003, the investment practice of the Portfolio be, and hereby is, amended to allow the manager to invest in companies that it believes exhibit some or all of the following characteristics: (i) significant growth prospects, (ii) accelerating returns on invested capital, (iii) sustainable competitive advantages, and (iv) experienced and incentivized management teams.


Resolution 2

WHEREAS, the investment policy of the Fund is to comply with certain regulations of the Commodity Futures Trading Commission ("CFTC") under which an investment company may engage in futures transactions and qualify for an exclusion from being a "commodity pool.";

WHEREAS, under these regulations and pursuant to a CFTC no-action position, the Fund's current disclosure specifies that a Portfolio may only enter into a futures contract or purchase an option thereon (1) for bona fide hedging purposes and (2) for other purposes if, immediately thereafter, either (a) the aggregate initial margin and premiums required to establish non-hedging positions does not exceed 5% of the liquidation value of the Portfolio, after taking into account unrealized profits and unrealized losses on any such positions and exclusive, in the case of an option that is in-the-money at the time of purchase, of the in-the-money amount, or (b) the aggregate net notional value of the non-hedging positions does not exceed the liquidation value of the Portfolio, after taking into account unrealized profits and unrealized losses on any such positions;

WHEREAS, recent CFTC rule amendments eliminated the limitations set forth above and the Fund is no longer subject to such limitations; therefore it is

RESOLVED, that the investment policy of the Fund requiring the Fund to comply with certain regulations of the CFTC when engaging in futures contracts be, and hereby is, amended to permit each Portfolio to engage in unlimited futures trading activity without registration with the CFTC.


Resolution 3

WHEREAS, MFS Investment Management ("MFS") desires the ability to sell securities short in the International Large-Cap Portfolio;
therefore it is

RESOLVED, that effective January 1, 2004, the non-fundamental investment restriction of the Fund be, and hereby is, amended to allow the International Large-Cap Portfolio to sell securities short.


Resolution 4

WHEREAS, the investment practice of the International Large-Cap
Portfolio currently permits investment without limit in securities of emerging market countries; and

WHEREAS, MFS desires that the Portfolio's investment practice be amended to limit the Portfolio's investments in securities of emerging market countries to up to 25% of its assets; therefore it is

RESOLVED, that effective January 1, 2004, the investment practice of the International Large-Cap Portfolio be, and hereby is, amended to limit the Portfolio's investments in securities of emerging market countries to 25% of its assets.